

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2025

Jianping Kong
Chief Executive Officer
Nano Labs Ltd
China Yuangu Hanggang Technology Building
509 Qianjiang Road, Shangcheng District
Hangzhou, Zhejiang
People's Republic of China

> **Re: Nano Labs Ltd**
> **Registration Statement on Form F-3**
> **Filed August 4, 2025**
> **File No. 333-289211**

Dear Jianping Kong:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed August 4, 2025

General

1. We note your revised disclosure in response to prior comment 3. Please address the following points in your next amendment or response letter, as applicable:
   - Refer to your disclosure under "Custody of our Cryptocurrency Holdings" that you "maintain [your] cryptocurrency holdings in wallets hosted on reputable exchanges, including Hashkey Exchange, CEFFU, Coinbase and Binance." As previously requested, please supplementally confirm whether you have disclosed the identities of the material third party custodians with which you maintain your crypto asset holdings and revise to address the substance of prior comment 3 with respect to each material custodian.

- We are unable to locate responsive revisions in response to prior comment 3 with respect to Hashkey Exchange and Coinbase, each of whom your disclosure identifies as a third party custodian with which you maintain your crypto asset holdings. Please revise as appropriate or advise otherwise.

- Your revised disclosure states that, "[f]or our cryptocurrency assets stored in CEFFU, we are not aware of the proportion of private keys that are held in hot, warm or cold storage." Please tell us whether your custody agreement with CEFFU specifies how the private keys stored by CEFFU on your behalf are held (e.g., cold, warm or hot storage) and revise to disclose the same in greater detail, qualitatively and/or quantitatively, to the extent such information is reasonably available.

- We note your disclosure that "CEFFU does not provide insurance on client assets under custody" and that you lack visibility as to whether Binance maintains insurance coverage for your crypto asset holdings. Please add a separately captioned risk factor discussing the risks attendant to the potential absence of such insurance coverage for your crypto asset holdings.

- Your revised disclosure states that "[t]he majority of our remaining cryptocurrency assets are custodied by Binance, which does not make custodian agreements publicly available according to its internal policy." Please tell us whether you have an agreement with Binance regarding its custody arrangements for the crypto assets that it custodies on your behalf. If so, please supplementally advise us why you "lack visibility" into such custody arrangements, as your revised disclosure states. To the extent you have a material custody agreement with Binance, please revise to address the substance of prior comment 3 with respect thereto or advise otherwise. Furthermore, to the extent that you lack visibility into such custody arrangements, please tell us how you considered adding risk factor disclosure related thereto.

Please include the revised disclosure directly within your next amendment to Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing